FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        July, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   July 12, 2004

KITIKMEOT INUIT ASSOCIATION P.O. Box 18 Cambridge Bay, Nunavut X0B 0C0 Tel: (867) 983-2458 Fax: (867) 983-2701	MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731

July 7, 2004	NEWS RELEASE 04-17	MAE - TSE MNG - AMEX

Miramar & KIA Announce Agreement in Principle for Doris North Project, Hope Bay
— Inuit Impact & Benefit Agreement is Another Step towards Permitting Production at Doris North —

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) and the Kitikmeot Inuit Association (KIA) announced today that Miramar’s subsidiary, Miramar Hope Bay Ltd., and the KIA have reached an Agreement in Principle with respect to an Inuit Impact and Benefit Agreement (IIBA) relating to the development of a gold mine at Doris North on the Hope Bay greenstone belt. This agreement represents a significant milestone in the Doris North gold mine development process, and has been achieved following extensive negotiations between Miramar and the KIA. The KIA is the designated Inuit organization responsible for negotiating the IIBA on behalf of the Inuit of the Kitikmeot region of Nunavut. Miramar views the Doris North project as the first step in the eventual development of the substantial gold resources at Hope Bay.

The IIBA satisfies the requirements of both Articles 20 and 26 of the Nunavut Land Claims Agreement and outlines the benefits that will be provided to the Inuit as a result of the development and operation of the Doris North gold mine. The IIBA will ensure that local employment, training, and business opportunities arising from construction and operation of the Doris North project are made available to the Inuit of the Kitikmeot region. The IIBA also outlines the special considerations and compensation that Miramar Hope Bay Ltd. will provide for Inuit regarding traditional, social and cultural matters, and effects on Inuit water rights.

The IIBA will become effective upon the signing of the formal agreement at a ceremony in Cambridge Bay after completion of the Nunavut Impact Review Board review of the Doris North Project.

“We are very encouraged by the commitment and dedication shown by the KIA in reaching this agreement,” said Mr. Tony Walsh, Miramar’s President & CEO. “This agreement will fulfill one of Miramar’s principal goals: making the Doris North Project a win/win for both Miramar and the Inuit of the Kitikmeot region.” Settling the terms of the IIBA brings Miramar one step closer to its objective of developing a gold mine at Doris North. The next major step in the permitting process is a review of the project by the Nunavut Impact Review Board (NIRB), scheduled for July 11 – 16, 2004. Miramar hopes that the NIRB review process will be completed successfully, which should allow the commencement of production in the first half of 2006.

This agreement with Miramar clearly indicates the KIA’s support for the development of a project that will benefit the economy of the Kitikmeot region. Mr. Charlie Evalik, President of the KIA stated “The IIBA is an important step in the regulatory process that will ensure Inuit benefit from the Doris North project. The project also represents an achievement for Kitikmeot Inuit, as it will be the first mine development in Canada to be located wholly on Inuit owned surface and subsurface lands. We look forward to working with Miramar on the implementation of the IIBA.”

The Doris North project is more fully described in news releases from Miramar Mining Corporation dated January 9, 2003, March 25, 2004 and June 23, 2004.

Forward Looking Statements

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the plan for development of the Doris North Project, the IIBA, the NIRB review and the potential of the Hope Bay belt. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statement including, without limitation, the need for continual cooperation with the KIA; the possibility that the KIA’s policies or positions will change; the possibility of delays or adverse results in the NIRB review; uncertainties involved in raising adequate financing for development projects in a timely manner and on acceptable terms; the possibility that results of work will not fulfill the Company’s expectations and realize the perceived potential of the properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; accidents, equipment breakdowns, labour disputes or other difficulties or interruptions; risks and uncertainties relating to fluctuating precious and base metals prices, currency exchange rates and equity markets; the possibility that capital or operating costs may be higher than currently estimated or that gold grades may be lower than currently estimated; the possibility that planned recovery rates may not be achieved; the possibility of unexpected costs and expenses relating to environmental issues; the possibility of failure to obtain permits for the Doris North project on a timely basis or on acceptable terms; uncertainties relating to the need and timing for government approvals and the cooperation of government agencies; and other risks and uncertainties, including those described in this news release and in the Company’s Annual Report on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the dates the statements are made. Miramar undertakes no obligation to updated these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information contact:

Mr. Charlie Evalik President Kitikmeot Inuit Association Tel: (867) 983-2458 Fax: (867) 983-2701	Anthony P. Walsh President & CEO Miramar Mining Corporation Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com